Exhibit 99.1

ASX Announcement Monday 4th April 2022

Advanced Human Imaging concludes Formal Agreements

with Singapore based BizBaz Pte Ltd

Advanced Human Imaging Limited (ASX, NASDAQ: AHI) is pleased to update shareholders of the completion of the Master Services Agreement (“MSA” or “agreement”) with Singapore based digital health and financial intelligence platform BIZBAZ Pte Ltd (“BizBaz”).

The parties have executed the standard AHI MSA which entails the legal and contractual terms in which AHI agrees to grant BizBaz the right to use AHI’s licensed Software Development Kits (SDKs) for IOS and Android platforms for body circumference measurements, face scan measurements and related intellectual property once integrated into the BizBaz application/platform.

The MSA incorporates the following information and guidelines: commercial undertakings, software development kit, end user license, technology support, data processing agreement, fee schedule and professional services, including implementation support and training services, which are to be provided by AHI within the agreement with BizBaz.

The initial term of the MSA is for one year from commencement and will automatically extend for subsequent consecutive periods each of equivalent length to the initial term. Early termination procedures are included for either party to the MSA.

The financial impact of this MSA on AHI cannot be currently quantified and there are no minimum order requirements contained in the agreement.

About Bizbaz:

Bizbaz offers financial intelligence solutions to financial institutions, fintech and e-commerce companies in Asia, including comprehensive consumer and SME profiling and prescoring solutions, which enable them to engage the unbanked and underserved populations and organizations in Asia. Bizbaz products are built considering glades research and cutting-edge insight from behavioural sciences and leverage neural networks and other ML methodologies when collecting, analysing, and extracting insights.

With teams in Singapore, Israel, Vietnam, Philippines and Malaysia, Bizbaz offers a full suite of data-driven health and financial intelligence solutions, including but not limited to, comprehensive health and financial risk assessments, alternative credit scoring, fraud detection, eKYC, financial product aggregation and recommendation systems.

For more information on BizBaz, please visit: https://BizBaz.tech/

For related BizBaz ASX announcement on June 29th, 2021 please refer to:

https://wcsecure.weblink.com.au/pdf/AHI/02388966.pdf

*	This announcement has been approved by the CEO of Advanced Human Imaging Limited.

*	Integration and timing of the Bizbaz application and platform launch are subject to BizBaz concluding all technical aspects required. AHI will provide all technical support and advice to assist BizBaz in reaching the target release timing but cannot control unknown delays in the delivery undertakings by its partners.

For more information contact:

Dr Katherine Iscoe Chief Executive Officer Advanced Human Imaging Limited E: hello@ahi.tech	Vlado Bosanac Strategy and Revenue Advanced Human Imaging Limited E: hello@ahi.tech

For more information please visit: https://www.ahi.tech/

Advanced Human Imaging Limited.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@advancedhumanimaging.com